UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant Regulation A of the Securities Act of 1933

October 11, 2021

(Date of Report (Date of earliest event reported))

CLOUDASTRUCTURE, INC.

(Exact name of registrant as specified in its charter)

Delaware	87-0690564
(State or other jurisdiction of incorporation)	(IRS Employer Identification No.)

55 E 3rd Ave San Mateo, California	94401
(Address of principal executive offices)	(ZIP Code)

(650) 644-4160
(Registrant’s telephone number, including area code)

Units

Warrants

Class A Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 9.	Other Events

Election of Directors

On November 29, 2021, the stockholders of Cloudastructure, Inc. (the “Company”) elected three (3) new individuals to the Company’s board to serve as directors of the Company, replacing former directors of the Company Elizabeth Fetter, Ralph Eschenbach, and Adam Levin. A brief account of business experience of each of these new directors of the Company is set forth below.

James McCormick, Director

Mr. McCormick has over 30 years of experience in finance, operations and administration, primarily in the high tech industry. He has been instrumental in raising over $1 billion in funds for companies he has been involved with, including IPO’s, sales to strategic investors, investments by VC’s and securities sales through capital markets. He has been involved in numerous M&A activities, both on buy-side and sell-side transactions. His experience has ranged from managing start-up companies to complex, multi-national entities.

From October 2015 to May 2019, Mr. McCormick served as Chief Financial Officer of Global Equipment Services (GES), a company specializing in production process and test equipment design, manufacturing, and global services for the semiconductor and electronics product manufacturing industry. While acting as CFO, Mr. McCormick oversaw the acquisition of GES by Kimball Electronics in an approximately $50 million transaction. From May 2019 to present, Mr. McCormick has served as the Chief Operating Officer for LTA Research and Exploration, an aerospace research and development company building experimental and certified manned and remotely piloted airships. He has held CEO, CFO and COO positions at various other public and private companies including Crossing Automation (sold to Brooks Automation (BRKS)), Serious Energy, PodTech, iPrint Technologies (sold to Harland Clarke), Tandem Computers (sold to Hewlett Packard (HPE)) and UB Networks (sold to Alcatel).

Mr. McCormick holds a BBA from the University of Toledo and a MBA from the University of Michigan.

Jeff Karras, Director

Jeff Karras is a venture capital professional with experience in technology, operations, marketing, and finance including more than 20 years investing in early to expansion stage technology companies. Mr. Karras is a founding partner at Alter Venture Partners, a VC fund targeting disruptive enterprise companies, where he has served as a Managing Partner since its inception in 2018 and has led investments in Balbix, SlashNext, LeVL, Deepsight, and Monogoto.

Prior to Alter Venture Partners, Mr. Karras was the Managing Director at Singtel Innov8 Ventures, another VC fund, where he was responsible for running the fund's North American and Israeli investment activities from 2010 until his departure in 2018. At Innov8, Mr. Karras led a number of investments including Balbix, Moogsoft, Bitglass, Shape Security (Acquired by F5), Cardlytics (Nasdaq: CDLX), Jasper Technologies (Acquired by Cisco), Ruckus Wireless (Acquired by Brocade), Maker Studios (Acquired by Disney), Arista (NYSE: ANET), Vuclip (Acquired PCCW), Guavus (acquired by Thales), and MobileIron (Nasdaq:MOBL).

Before joining Singtel Innov8 Ventures, Mr. Karras was a General Partner with Levensohn Venture Partners (LVP) where he focused on infrastructure and platform technologies across digital media, enterprise infrastructure, security, and mobile/wireless. Past investments include Atheros (Nasdaq: ATHR), Covigo (acquired by Symbol), Rapt (acquired by Microsoft), Reconnex (acquired by McAfee), Wild Pockets (acquired by Autodesk), and ShotSpotter (Nasdaq:SSTI).

Mr. Karras received a BS in Commerce from the University of Virginia and an MBA from the Wharton School of the University of Pennsylvania.

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Jeff Kirby, Director

Jeff Kirby is the Founder of Resource Management and Development (“RM&D”), a real estate investment firm with a seasoned team of commercial real estate service experts founded by Mr. Kirby in 1993. With expertise in master-planned communities and commercial development, RM&D, had roles in developing and managing over 20,000 residential lots in the Northern Nevada market as well as developing over 800,000 square feet of office space in the Reno, Nevada market.

In Mr. Kirby’s more than 25 year-career, he has also consulted on investment and pension fund matters for several prominent trusts and funds, created and managed joint venture partnership business arrangements and involvement in funding and capital generation for private and publicly traded companies, and co-founded North Valley Holdings, the single largest producer of new water rights to municipal markets in Nevada and Northern California.

Mr. Kirby is a long-time Nevada resident. He’s an accomplished aviator who holds a Commercial Rotorcraft Airman Certificate, as well as fixed-wing privileges.

Appointment of Chief Financial Officer

On October 11, 2021, Greg Smitherman was appointed as the Chief Financial Officer of the Company. A brief account of his business experience is set forth below.

Greg Smitherman, Chief Financial Officer

Greg Smitherman is a hands-on financial executive with over 20 years of M&A and venture capital experience and 10 years of operating experience. Mr. Smitherman joined Cloudastructure as its Chief Financial Officer in October 2021. Prior to joining Cloudastructure, Mr. Smitherman served as Chief Financial Officer of Accelergy Corporation, a producer of specialty chemicals for industrial, food, pharmaceutical, and oil and gas markets, from February 2013 to October 2021. In this position, he managed the company’s financials, and was actively involved in developing and executing on the company’s fundraising strategy and joint venture negotiations, where he oversaw closing on over $20 million in funding.

Mr. Smitherman brings extensive tactical, strategic and business planning experience in building and growing companies in multiple industries. He is experienced in successfully managing large and small teams in time-sensitive environments, and has had active roles in M&A transactions, fundraising efforts, and in navigating four companies undergoing IPOs.

He received his BSAE in Aerospace Engineering from the University of Michigan, and his MBA from the University of Chicago

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SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CLOUDASTRUCTURE, INC.

By:	/s/ Rick Bentley
Name:	Rick Bentley
Title:	Chief Executive Officer

Date: January 4, 2022

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